

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

<u>Via E-Mail</u>
Richard L. Franklin, M.D., Ph.D.
Executive Chairman
SyntheMed, Inc.
200 Middlesex Essex Turnpike
Suite 210
Iselin, NJ 08830

      Re: **SyntheMed, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed February 15, 2011
              File No. 000-20580

Dear Dr. Franklin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ Geoff Kruczek for

                                      Amanda Ravitz
                                      Assistant Director

cc (via E-mail):   Keith Moskowitz, Esq. – Eilenberg & Krause LLP